Mail Stop 4561

August 16, 2006

David C. McCourt
President, Chief Executive Officer and Chairman
Granahan McCourt Acquisition Corporation
179 Stony Brook Road
Hopewell, NJ 08525

Re: **Granahan McCourt Acquisition Corporation**
        Registration Statement on Form S-1
        Filed July 26, 2006
        File No. 333-136048

Dear Mr. McCourt:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.

2.   On page 79, you state that you have a right to purchase up to 585,938 shares of common stock from Mr. McCourt in the event that the underwriter does not exercise all or a portion of its over-allotment option. Please advise us how your

repurchase of the 585,938 shares of common stock from Mr. McCourt will be conducted in a manner that is consistent with the restrictions on activities by issuers during distributions of securities set forth in Regulation M.

3.   We note that concurrently with this offering you expect to offer 187,500 units to David McCourt in a private placement.   Please provide us with an analysis of why this private offering of your units should not be integrated with this offering.

4.   We note your use of the term "Company" throughout the prospectus. Since the term is a vague and abstract term, please revise to use your actual company name or a shortened version of it throughout your document.

5.   Please provide us with highlighted copies of any study or report that you cite or on which you rely. For example, we note that you refer to International Data Corp. and Accustream iMedia Research. Confirm that the industry reports or studies that you rely on were not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file the experts' consent as exhibits to the registration statement.

6.   The basis for your comparative factual assertions and for your management's beliefs must be clear from the text of the prospectus or supporting documentation must be provided to us. Please revise your disclosure throughout the document to address our concerns, or advise us as necessary. In providing support, clearly mark the location of the information you believe is supportive of the statement referenced. We note, for example, but without limitation that you state:

- "[u]nder his leadership, these companies completed capital raising and merger transactions valued in excess of $7.0 billion." (page 1)

- "Mr. McCourt founded Corporate Communications Network, which we believe was the first competitive phone company in the United States." (page 2)

- "[d]uring periods of economic strength, telecommunications and media sales frequently exceed expectations." (page 39)

Prospectus Cover Page

7.   Please revise this section to note the type of underwriting arrangement you have
        with Deutsche Bank Securities (i.e. firm commitment, best effort, etc.) Refer to
        Item 502(b)(8).

8.   Please expand the underwriting commission footnote to disclose the value of the
        purchase option granted to the underwriter.

9.   You state that you anticipate that your units will be listed on the American Stock
        Exchange promptly after the date of the prospectus. You also state that you
        expect that your common stock and warrants will be listed on the American Stock
        Exchange. Please confirm that that you have reasonable assurance from the
        American Stock Exchange that your securities will be listed on that exchange.
        See the introductory note to Item 202 of Regulation S-K.

10.   Please expand your disclosure regarding the trust account to address the time
        period the proceeds will be escrowed.

Summary, page 1

11.   In the summary and elsewhere in the prospectus, please balance your discussion of Mr. McCourt's business experience with disclosure regarding his role in RCN's bankruptcy filing under Chapter 11 of the U.S. Bankruptcy Code in May 2004.

12.   We note that Corporate Communications Network was merged with MFS Communications and then the combined company was sold to Worldcom for $14.3 billion. Please advise us of the dates of the transactions and of the value attributed to Corporate Communications in the merger with MFS.

13.   Please relocate your summary risk factors so that they precede the summary of "Key Industry Trends" and the "Private Placement." In addition, please add a summary risk factor regarding potential delays in the liquidation of the trust account in the event you do not consummate a timely acquisition.

14.   We note your summary contains a lengthy description of your business and investment strategy. Further, we note the identical disclosure appears later in your prospectus. For instance, your "Investment Strategy" section is for the most part repeated verbatim on page 55. Your summary should not merely repeat the text of the prospectus section by section, but should instead provide a *brief* overview of the key aspects of the offering. You should consider and identify only those aspects of the offering that are the most significant and determine how best to highlight those points. Refer to Item 503(a) of Regulation S-K, and Part IV.C. of Securities Act Release No. 7497.

Our Business, page 1

Summary of Key Industry Trends, page 3

15.   On page 2 you state that you "will focus [your] efforts in North America and Europe." In this section you provide industry trends on a worldwide basis. Please revise to note that the worldwide trends may not be reflective of the trends in the markets in which you intend to focus your efforts.

The Offering, page 6

16.   Please revise to disclose what will happen to the units after the warrants and the common stock underlying them begin to trade separately. For instance, please note whether the units merely expire and separate into warrants and common stock, or whether they continue to trade separately. Also, please describe what unitholder action is necessary to convert the units into their component parts.

17.   In your discussion of the trust account on page 8, please disclose whether the account is interest bearing and who is entitled to the interest.

18.   In footnote 1 on page 6, you state that on July 20, 2006, you placed 4,492,188 shares with your officers and directors and that those shares include 585,938 shares subject to repurchase by you to the extent the underwriter's over-allotment option is not exercised. Please revise to note why your repurchase of the 585,938 shares are subject to the underwriter's not exercising their over-allotment option.

Our Stockholders must approve our initial business combination…, page 10

19.   Please specify what percentage of your outstanding shares will be required to affirmatively vote in favor of a business combination in order for it to be approved.

Risk Factors, page 20

20.   Mitigating statements are not appropriate in the risk factor discussion. Please revise your risk factors to remove all mitigating language. For example, on page 28, you state that "[w]hile we expect our management to remain with us and be actively involved in the business following a business combination."

We are a development stage company with no operating history…, page 20

21.   You state that the "report of our independent registered public accountants on our financial statements includes an explanatory paragraph stating that our ability to continue as a going concern is dependent on the consummation of this offering." Please revise to note that your independent registered accountants have expressed substantial doubt about your ability to continue as a going concern due to the fact that you have no present revenues, your business plan is dependent on completion of a financing and the your cash and working capital as of July 20, 2006 are not sufficient to complete your planned activities for the upcoming year.

Upon distribution of the trust account…, page 22

22.   Please disclose whether you intend to follow the procedures in Section 280 of the DGCL.

If third parties bring claims…, page 23

23.   Please specify the exceptions to Mr. McCourt's obligation to cover third party claims.

Our officers, directors and their affiliates currently are, and may in the future become affiliated with additional entities…, page 27

24.   Please expand your discussion to identify the positions held by Mr. McCourt, Mr. Bar-Cohen, and Ms. Ito at Granahan McCourt Capital, LLC and discuss the specific conflicts faced by these individuals in connection with running your business.

The exercise by our existing stockholders of their registration rights, and/or by Deutsche Bank Securities Inc. of its unit purchase option…, page 33

25.   You state that there could be an additional 7,343,750 shares of common stock available for trading. Please note the percentage of your outstanding shares, after this offering is complete, that the 7,343,750 shares would represent.

In the event that our securities are listed on the American Stock Exchange…, page 35

26.   Please revise the header to highlight the risk that you may have to file an additional listing application on the occurrence of a business combination, rather than the generic risk applicable to all listed companies that you may be de-listed.

Use of Proceeds, page 44

27.   You state that the percentage of public offering proceeds held in the trust account will be 95%. However, it appears you are calculating this amount based on the net proceeds which includes the private offering proceeds. Please advise or revise as necessary.

Capitalization, page 50

28.   Given that the offer and sale of the warrants and the securities underlying the warrants (including the sale of the unit purchase option to your underwriter) are included in the units being registered, the offer and sale of the underlying securities are registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you plan to account for these warrants and the unit purchase option upon issuance. In this regard, it appears that pursuant to the guidance in

paragraphs 14-18 of EITF 00-19 you may be required to account for the warrants and unit purchase option as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for your warrants and unit purchase option. We note that it appears you are currently assuming that the warrants and unit purchase option will be classified as equity upon issuance based on the review of your capitalization table and the summary financial data, as adjusted. If you conclude that liability classification will be required upon issuance, please revise your capitalization table, pro forma disclosures and dilution information to properly reflect this classification. Additionally, please add disclosure in the document describing your proposed accounting for the warrants upon issuance, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

Proposed Business, page 54

29.   In the fourth full paragraph, revise your disclosure to note that RCN sought protection under Chapter 11 of the U.S. Bankruptcy Code in May 2004 while David McCourt was CEO.

30.   Please disclose your website if any. Refer to Item 101(e)(3) of Regulation S-K.

Our Investment Strategy, page 55

31.   In the third full paragraph, you state that you "expect that our management team will be actively involved in the business after a business combination has been completed, although the nature, scope and ultimate roles of the members of our management depends on the nature and structure of the acquired business." Please revise to note the basis for this expectation. This discussion should include, but not be limited to, the fact that you do not have employment agreements with your management.

Summary of Key Industry Trends, page 55

32.   Please revise your disclosure to note the negative as well as the positive trends affecting the telecommunications and media sectors.

Our Investment Process and Selection, page 57

33.   You state that you will favor specific sectors and geographies where you believe your management team can add value based on its operational expertise and past track record. Please revise to identify those sectors and geographies.

Dissolution and liquidation if no business combination, page 62

34.   You state that your existing shareholders have waived their rights to participate in any distribution with respect to shares of common stock owned by them immediately prior to this offering. Please revise to affirmatively note whether David McCourt will be able to participate in any distribution in respect to the 187,600 units he will purchase in the private offering.

35.   In the first full paragraph on page 64, you state that Mr. McCourt has agreed, subject to certain exceptions, that he will be personally liable to cover claims made by third parties. Please revise to note the exceptions that this agreement is subject to. Also, please revise to note whether the agreement is written or oral. If it is written, please file it as an exhibit.

Employees, page 67

36.   You state that you have not entered into an employment agreement with your executive officers. You also state that "once management locates a suitable target acquisition to acquire they will spend more time investigating such target acquisition and negotiating and processing the business combination (and consequently more time devoted to our affairs) than they would prior to locating a suitable target acquisition." Please revise to note your basis for this statement in light of the fact that you do not have employment agreements with your management and in light of the fact that they are not obligated to devote any specific time to your affairs.

Periodic Reporting and Audited Financial Statements, page 68

37.   You state that you have registered your units, common stock and warrants under the Securities and Exchange Act of 1934. In light of the fact that you have note registered your units, common stock and warrants under the Securities and Exchange Act of 1934 please advise or revise as necessary.

Management, page 73

David C. McCourt, page 73

38.   Please revise to state the business of RCN Corporation.

Conflicts of Interest, page 76

39.   You state that that your "officers and directors own 4,492,188 (585,938 shares of
        which are subject to repurchase by the company if the underwriter's over-
        allotment option is not exercised)." Please clarify that the 585,938 shares that are
        subject to repurchase are owned by Mr. McCourt.

Principal Stockholders, page 79

40.   You state that you have a right to purchase up to 585,938 shares of common stock
        from Mr. McCourt in the event that the underwriter does not exercise all or a
        portion of its over-allotment option. You also state that the right is exercisable for
        the five-day period following the earlier to occur of the expiration or termination
        of the underwriter's option to cover over-allotments or the exercise in full by the
        underwriter of such option. Please advise us as to how your right can become
        exercisable after the underwriter exercises its over-allotment in full if you can
        only exercise your option if the underwriter does not exercise its option in full.

Warrants, page 84

41.   You state on page 86 that if the prospectus relating to the common stock issuable
        upon the exercise of the warrants is not current or if the common stock is not
        qualified or exempt from qualification in the jurisdictions in which the holders of
        the warrants reside, the warrants may have no value.   Please revise to explicitly
        note whether a warrant holder may be able to settle its warrants for cash if they
        are unable to settle in common stock.

42.   On page 7, you state that you may redeem the outstanding warrants "at any time
        after the warrants become exercisable." On page 86, you state "when the
        warrants become redeemable by us, we may exercise our redemption right even if
        the warrants are not exercisable by their holders." Please reconcile these
        disclosures.

Underwriting, page 95

43.   We note your disclosure indicating that the underwriter's obligation to pay for and accept the delivery of the units offered by this prospectus is subject to certain conditions. Please provide us with a draft copy of the underwriting agreement or the termination provisions of the agreement. We may have further comment.

Financial Statements and Notes

Note 5 – Commitments, page F-9

44.   We note that concurrent with this offering the company expects to sell to the Chief Executive Officer in a private placement, 187,500 units and 1.5 million warrants as described on page 9. Please include the nature and the terms of this private placement within the footnotes of the financial statements. In addition, please expand your disclosure to discuss the shares issued to your officers and directors for $2,000 at the inception of your company.

45.   We note that the company has agreed to sell to Deutsche Bank Securities Inc. for $100, as additional compensation, an option to purchase up to a total of 781,250 units. Please disclose the terms of this option as well as the method and assumptions used in determining the fair value of the option, and the impact it will have on your financial statements within the footnotes.

Exhibits

46.   Please file the legal opinion with your next amendment, or provide us with a draft legal opinion. We must review your opinion and all other remaining exhibits before the registration statement is declared effective and we may have additional comments.

Undertakings

47.   We note you have included the undertakings for a registration statement relying on Rule 430A. Please confirm you intend to rely on Rule 430A.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Yolanda Crittenden, Accountant, at (202) 551-3472 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3852 with any other questions.

                          Sincerely,

                          Michael McTiernan
                          Special Counsel

cc: Ann F. Chamberlain, Esq. (*via facsimile*)